Exhibit 99.1

Forthright Securities Expands to Full-Service Brokerage in Hong Kong with SFC Type 2 & 5 Licenses

SHANGHAI, April 3, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that Forthright Securities Company Limited (“Forthright Securities”), a wholly owned subsidiary of Yintech, successfully secured Type 2 and Type 5 regulatory licenses from the Hong Kong Securities and Futures Commission (“SFC”).

With the addition of these licenses permitting Forthright Securities to deal in futures and advise on futures contracts, Forthright Securities is able to expand its business from securities to a full-service brokerage for private and institutional clients, including securities and futures trading, margin financing, securities and futures advisory as well as asset management. It will also benefit from Yintech’s strengths of vast client base and forefront AI technology to expand its business rapidly and enable its clients to trade global products with enhanced technology and services over the one-stop App platform it offers.

Mr. Wenbin Chen, Chairman and Chief Executive Officer of Yintech said: “The Hong Kong securities and futures market is one of the most traded markets in the world.  As a trustworthy strategic advisor to our clients, we strive to give them seamless access to a full suite of products and services. In securing these licenses, our clients can trade multiple asset classes and continue to rely on our leading technology and trading expertise combined with specialist in-depth insight into the securities and futures industry, which is an important component of our value proposition. These new business areas put us in a better position and allows for greatly enhanced services that will benefit a range of investors.”

Forthright Securities is regulated by the SFC and is a full service brokerage that offers leading technology and best in-class client service of a full range of products. Tutorials and educational tools for novices, intermediaries and professionals will be available along with dedicated customer support teams via App, phone, email, and Wechat. Forthright Securities now holds Type one, two, four, five and nine licenses allowing it to deal in securities and futures contracts and can provide asset management services.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on providing gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn